FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations my continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Response)
1. Name and Address of Reporting Person* Tansky Burton M. (Last) (First) (Middle) c/o The Neiman Marcus Group, Inc. 1618 Main Street	2. Issuer Name and Ticker or Trading Symbol The Neiman Marcus Group, Inc. (NMG.A) 3. IRS or Social Security Number of Reporting Persons (Voluntary) ###-##-####	6. Relationship of Reporting Person(s) to Issuer (check all applicable) X Director 10% Owner X Officer Other (specify below) President and Chief Executive Officer
(Street) Dallas Texas 75201	4. Statement for Month/Year July 2001	7. Individual or Joint/Group Filing (Check Applicable) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	5. If Amendment, Date of Original (Month/Year)

1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8) Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount (A) or (D) Price	5. Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Bene- ficial Ownership (Instr. 4)
Class A Common Stock				43,000	D
Class A Common Stock (9/97 PARS)(1)				7,900	D
Class A Common Stock (9/98 PARS)(1)				10,000	D
Class A Common Stock (10/99 PARS(1)				10,000	D
Class A Common Stock (11/99 Restricted)(2)				16,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Deriv- ative Sec- urity (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- Code (Instr. 8)	5. Number of Deriv- ative secur- ities Acq- quired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) (D)	6. Date Exer- cisable and Ex- piration Date (Month/Day/ Year) Date Expira- Exer- tion siable Date	7. Title and Amount of Underlying Sec- urities (Instr. 3 and 4) Amount or Num- ber of Title Shares	8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Num- ber of Deriva- tive Secur- ities Bene- ficially Owned at End of Year (Instr. 4)	10. Own- ership Form of Deriva- tive Secu- rity: Direct (D) or Indirect (i) Instr. 4	11. Na- ture of Indirect Benefi- cial Owner- ship (Instr. 4).
Nonqualified Stock Option	$36.50	5/15/01	A	25,000	(3)	Class A Common Stock 25,000	$36.50	384,700	D
(right to buy)(3)

Explanation of Responses:
(1)  Award of performance accelerated restricted stock ("PARS") pursuant to The Neiman Marcus Group, Inc. 1997 Stock Incentive Plan, which includes tax withholding rights.
Restrictions on PARS lapse eight years from the date of the grant, or earlier, based on the performance of the Company.
(2)  Award of restricted stock pursuant to The Neiman Marcus Group, Inc. 1997 Stock Incentive Plan, which includes tax withholding rights, in a transaction exempt from Section
16b under Rule 16b-3. Restrictions lapse at the rate of 20% on the first through the fourth anniversary dates of the award.
(3)  Option granted pursuant to The Neiman Marcus Group, Inc. 1997 Stock Incentive Plan, which includes tax withholding rights. Options vest at a rate of 20% per year on the first through the fourth anniversary dates of the grant.

** Intentional misstatements or omission of facts constitute Federal Criminal
Violations. See 18 U.S. 1001 and 15 U.S.C. 78ff(a).
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Burton M. Tansky Sept. 6, 2001 **Signature of Reporting Person Date